Exhibit 99.1

Baidu acquires online video business of PPS for US $370 million to create China’s largest online video platform

Beijing, May 7, 2013—Baidu Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced the acquisition of the online video business of leading Internet video provider PPS for US $370 million.

Baidu and PPS expect the transaction to close in the second quarter of 2013, subject to customary closing conditions. Upon completion of the transaction, the PPS online video business will be consolidated into Baidu’s financial statements. PPS’s online video business will be merged with Baidu’s own video platform iQiyi.

The combined entity will become China’s largest online video platform by number of mobile users and video viewing time. PPS will continue to operate as a sub-brand of iQiyi.

iQiyi CEO Gong Yu said: “The merger of iQiyi and PPS’s online video business is a major step toward consolidation in the industry and will contribute to the development of China’s Internet video industry. The merger will generate significant synergies, and will provide for an improved user experience as well as more and better content. It will also deliver better marketing value and a wider range of options for advertisers. The merger of iQiyi and PPS—both companies with strong technology DNA—lays a solid foundation for iQiyi to become a great technology company with strong media DNA as well.”

PPS founder and Chairman Zhang Hongyu said: “As a leading Chinese online video brand with an eight year history, PPS has the opportunity to join with iQiyi in opening up future markets, and we are excited to be working together to reshape the industry. We will strive to maximize the value of our combined resources and integrated teams, and we will jointly contribute to the progress and maturation of China’s video industry.”

After the acquisition, Gong Yu will continue to be CEO of iQiyi. Zhang Hongyu and PPS president Xu Weifeng will serve as co-presidents at iQiyi, and will be in charge of the PPS sub-brand and new business development.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find whatever they’re looking for online. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

About iQiyi

iQiyi (iQiyi.com), formerly known as Qiyi, is China’s leading advertising supported online television and movie portal that focuses on fully licensed, high-definition, professionally produced contents. The company was invested by Baidu, Inc. and Providence Equity Partners in early 2010. Baidu acquired the Providence Equity Partners stake in iQiyi in November 2012.

About PPS

PPS was founded in 2005 by Zhang Hongyu, who serves as the company’s chairman. Xu Weifeng joined the company later as president. PPS ranks number one in its category by desktop client installations and mobile apps. PPS has leading technologies in P2P online video transmission, PC software, and mobile apps.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com